FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Skogland, William (Last) (First) (Middle) c/o Old Second National Bank 37 South River Street (Street) Aurora, IL 60506 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Old Second Bancorp Inc. /OSBC 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year 2-14-03 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

  XX  Director

        10% Owner

        Officer (give title below)

        Other (specify below)

Director and CEO

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   XX   Form filed by One Reporting Person

           Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Old Second Bancorp Inc. Common Stock
Common Stock								6,064	I	401-(k) Plan
Common Stock								*20,079	I	Profit Sharing Plan
Common Stock	2-14-03	M			2,201	A	$15.33
Common Stock	2-14-03	M			8,800	A	$23.69
Common Stock	2-14-03	D			11,001	D	$37.50	266	D

* For the last option filing of 2-03-03, this number was inadvertently typed as 10,079 and should have been 20,079.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Old Second Bancorp Inc. Phantom Stock													1,375	D

Employee Stock Option
Right to buy	$15.33	2-14-03	M				2,201	12-10-97	12-10-06	Common St.	2,201*		0	D
"	$22.69	2-14-03	M				8,800	12-10-96	12-10-07	Common St.	8,800*		0	D

								Total-11,001 Disposition
Remaining Options
Right to buy
"	$37.61							12-17-03	12-17-12	Common St.	16,000		16,000	D
"	$29.42-Restated							12-18-02	12-18-11	Common St.	16,000		16,000	D
"	$17.82-Restated							12-19-01	12-19-10	Common St.	13,333		13,333	D
"	$20.91-Restated							12-14-00	12-14-09	Common St.	11,333		11,333	D
"	$19.50-Restated							12-10-99	12-8-08	Common St.	10,666		10,666	D
								Total Remaining Options-67,332

Explanation of Responses: * Options adjusted for 5 for 4 stock split effected 6-17-96, 2 for 1 split effected 5-17-99 and 4 for 3 split, effected 6-24-02.

/s/ William Skogland ** Signature of Reporting Person	2-14-03 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002